SANDSTORM GOLD ANNOUNCES 2017 THIRD QUARTER RESULTS

Vancouver, British Columbia — November 1, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSEAMERICAN: SAND, TSX: SSL) has released its results for the third quarter ended September 30, 2017 (all figures in U.S. dollars).

—Third Quarter Highlights

•	Attributable gold equivalent ounces sold[1] of 14,293 ounces (Q3 2016 – 12,588 ounces);
•	Revenue of $17.9 million (Q3 2016 - $16.8 million);
•	Average cash cost per attributable gold equivalent ounce of $246 resulting in cash operating margins[1] of $1,009 per ounce (Q3 2016 - $255 per ounce and $1,081 per ounce respectively);
•	Operating cash flow of $11.9 million (Q3 2016 – $10.3 million);
•	Net income of $4.8 million (Q3 2016 – net income of $6.9 million);
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New Anchor Asset: Sandstorm completed its previously announced arrangement to acquire all the issued and ordinary share capital of Mariana Resources Ltd. (“Mariana”). Under the terms of the arrangement and as consideration for the acquisition, the Company issued 32.7 million common shares and paid an additional $47.3 million in cash. The transaction and the addition of the 30% Hot Maden profit interest to the Company’s portfolio of royalties provides for:

o	approximately 100% increase in estimated future production for only 19% dilution;
o	an anchor asset that is high-grade and low-cost with significant exploration upside;
o	a strong local partner with experience in exploring, developing, permitting and operating projects in Turkey; and
o

exploration properties in Côte d’Ivoire, Turkey, and Argentina. Sandstorm has begun the process to sell the exploration properties and expects to retain net smelter returns (“NSR”) royalties as well as equity in the spin-out.

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Newly Acquired Royalties: Since September 2017, the Company has acquired 10 separate NSR royalties on properties located in Peru, Botswana and South Africa. These royalties, which were purchased for an aggregate of $2.3 million, cover more than 1,000,000 hectares of property.

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Amended the Bachelor Lake gold stream with Metanor Resources Inc. Beginning October 1, 2017, Sandstorm will purchase 20% of the gold produced from the Bachelor Lake mine at an ongoing cost of $500 per ounce, until 12,000 ounces of gold have been purchased by the Company at which time the gold stream will convert into a 3.9% NSR royalty. As part of the amendment, Metanor has agreed it will sell a minimum of 1,500 ounces of gold to Sandstorm on a quarterly basis until the 12,000 ounce threshold has been reached. The amendment allows Sandstorm to maintain meaningful exposure to production from the Bachelor Lake mine while adding a royalty on the Barry project, an advanced exploration-stage asset located in the emerging Urban-Barry camp. In consideration for the amendment, Sandstorm received

o	a 3.9% NSR royalty on Metanor’s Barry project; and
o	$2.0 million in the common shares of Metanor.
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Under Sandstorm’s normal course issuer bid, the Company is able to purchase approximately 7.6 million common shares until April 4, 2018. During the nine months ended September 30, 2017, the Company purchased approximately 3.3 million common shares.

—Subsequent Events

On October 25, 2017, the Company agreed to sell $18.2 million in debt and equity securities of Trek Mining Inc. (“Trek Mining”) to Ross Beaty.  The sale is conditional upon the closing of the announced business combination between Trek Mining, NewCastle Gold Ltd. and Anfield Gold Corp. The combined entity intends to operate under the name Equinox Gold Corp. and will be led by Ross Beaty as Chairman. Sandstorm has existing royalties on properties that would be part of the Equinox Gold entity, and the combined company would be well financed to advance their assets into production.

—Outlook

Based on the Company’s existing royalties, attributable gold equivalent production for 2017 is forecast to be between 53,000 and 55,000 ounces. The Company is forecasting attributable gold equivalent production of approximately 130,000 ounces per annum in 2022.

—Financial Results

Sandstorm’s revenue in the third quarter of 2017 was 7% higher than the third quarter of 2016, driven by a 14% increase in attributable gold equivalent ounces sold from the Company’s stream and royalty portfolio. The change was driven by increases from the Company’s streams with Yamana Gold Inc. (“Yamana Gold”), specifically the silver stream on the Minera Florida mine in Chile and the silver and copper streams on the Chapada mine in Brazil. Additional gold equivalent ounces sold were also reported from the Company’s gold streams on the Santa Elena mine in Mexico and the Black Fox mine in Canada. The increases in attributable production and revenue ultimately led to a 15% increase in cash flow from operations, partially offset by a 6% decrease in the average realized selling price of gold.

The quarter saw an increase of $0.8 million in administration expenses when compared to the same period in 2016, partly driven by the acquisition of Mariana and the related operating costs. These costs are expected to decline as the Company executes on its strategy of selling the exploration properties which were acquired as part of the Mariana acquisition. The reported decline in net income from $6.9 million in Q3 2016 to $4.8 million in Q3 2017 was related to the aforementioned increase in administration expenses but also certain items recognized during the third quarter of 2016 did not reoccur in 2017. Specifically, there was a $5.8 million gain on the revaluation of the Company’s investments in 2016 compared to a $0.5 million loss on the revaluation of investments in Q3 2017. The decrease in net income was partially offset by a $3.4 million gain primarily resulting from the Bachelor Lake gold stream amendment.

—Streams & Royalties: Q3 Updates

Of the gold equivalent ounces sold by Sandstorm, approximately 41% were attributable to mines located in Canada, 27% from the rest of North America and 32% from South America and other countries.

	Three months ended Sept. 30, 2017
	Revenue (in millions)	Gold Equivalent Ounces
Canada	$7.3	5,855
North America excl. Canada	$4.9	3,859
South America & Other	$5.7	4,579
Total	$17.9	14,293

Canada

Streams and royalties on Canadian mines contributed 4% fewer gold equivalent ounces to Sandstorm when compared to the third quarter of 2016. The change is primarily due to a decrease in gold equivalent ounces sold from the Bachelor Lake mine in Quebec offset by an increase from the Black Fox mine in Ontario.

BLACK FOX

On October 6, 2017, McEwen Mining Inc. (“McEwen”) completed its previously announced acquisition of the Black Fox Mine from the previous owner, Primero Mining Corp. McEwen is a proven mine operator with a strong balance sheet and the transaction represents an increase in counterparty strength with respect to Sandstorm’s gold stream on the Black Fox mine.

McEwen intends to continue underground exploration and definition drilling programs with the intention to upgrade and expand resources in the Deep Central, High Quartz Vein, Far West and Far East Zones, at depths ranging from approximately 500 to 850 metres. Exploration drilling will also focus on expanding the gold resources to depth at the Black Fox mine and the Froome deposit, which is located 800 metres west of the mine. The Froome deposit is currently drilled to a depth of 350 metres and remains open at depth. Multiple other exploration targets exist on the Black Fox property. McEwen reported that the targets will be ranked during Q4 2017 for drilling in 2018.

North America Excluding Canada

The gold equivalent ounces sold from operations located within North America, but outside of Canada, increased by 32% compared to the same period in 2016.  The changes were driven by an increase in gold equivalent ounces sold from the Santa Elena mine in Mexico as well as increased royalty revenue from the Emigrant mine in Nevada, USA and the San Andres mine in Honduras.

South America & Other

Operations in South America and other countries contributed an additional 987 gold equivalent ounces when compared to the third quarter of 2016, representing a 27% increase. The silver and copper streams on the Minera Florida mine in Chile and the Chapada mine in Brazil were responsible for 1,125 more ounces than during Q3 2016.

YAMANA SILVER STREAMS

Sandstorm has a silver stream with Yamana Gold whereby it will purchase silver from the Cerro Moro mine in Argentina beginning in 2019. Up until 2019, Sandstorm is purchasing silver from Yamana’s Minera Florida and Chapada mines.

At Cerro Moro, Yamana Gold recently reported that construction remains on schedule and completion is expected during the first quarter of 2018. At the end of the third quarter, 673 metres of underground development were completed, in line with the 992 metres planned for 2017. Of the $233 million to be spent in 2017 and 2018, $178 million is budgeted to be spent in the current year. Expenditures of $123 million have been incurred up to the end of the third quarter, leaving approximately $55 million to be spent in the fourth quarter of this year. Commissioning is on track for completion by the end of the first quarter of 2018, with the production ramp-up to commence thereafter.

—Webcast & Conference Call Details

A conference call will be held on Thursday,  November 2, 2017 starting at 8:00am PDT to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 778-383-7413
North American Toll-Free: (+1) 888-390-0546
Conference ID: 45251970
Webcast URL: http://ow.ly/eo2H30gbana

The Sandstorm Management Discussion and Analysis (MD&A) and Financial Statements for the three months ended September 30, 2017 will be accessible on the Company’s website and on SEDAR at www.sedar.com. The Company has also completed a Form 6-K filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml. Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

—Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. Mr. Laskowski has not independently verified the resource estimates contained in this disclosure. He has reviewed and approved the technical information in this press release.

Note 1
Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The Company’s royalty income is converted to an attributable gold equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company’s gold streams for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 171 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2016 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Erfan Kazemi	Denver Harris
Chief Financial Officer	Investor Relations
604 689 0234	604 628 1178